November 18, 2014

Mr. Pierre Mulacek
Provident Energy of Montana, LLC
305 Camp Craft Road, Suite 525
Austin, TX 78746

Subject:	Reserve Estimate and Financial Forecast as to Provident Energy of Montana, LLC’s Interests in the Two Medicine Cut Bank Sand Unit, Cut Bank Field, Glacier and Pondera Counties, Montana

Dear Mr. Mulacek:

As per your request, Gustavson Associates, LLC., has conducted an independent reserve evaluation and estimated the future net revenue attributable as to Provident Energy of Montana, LLC’s interests in the Two Medicine Cut Bank Sand Unit (TMCBSU), Cut Bank Field, Glacier and Pondera Counties, Montana. It is our understanding that Provident Energy of Montana, LLC plans to include this report as part of a filing with the United States Securities and Exchange Commission (SEC). Therefore, this report is focused on Proved reserves and cash flow projections deriving there from. Estimates and projections have been made as of September 30, 2014. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines.

Proved Developed Producing (PDP) reserves have been assigned to 22 of the 36 currently producing wells in the Cut Bank Field.

We understand that Provident recently completed the Tribal Max 1-2817 horizontal well as an injection well and in early October began injection at a rate of about 450 bpd of production water into the Cutbank Sand. In the next 8-12 months, they anticipate laying injection lines to 2-4 more injection wells central and northeast on the lease and increasing the total to about 2,000-2,500 bpd of water injected. At this stage, although injection is ongoing and a long-term waterflood project on a nearby lease is available as an analog, the limited nature of the injection into only one well does not enable the assignment of any Proved Developed Non-Producing waterflood reserves at this time. With a more detailed study of the data from the analogous waterflood, Proved Undeveloped waterflood reserves might be assigned. This evaluation was beyond the scope of this report.

5757 Central Ave. Suite D Boulder, Co. 80301 USA 1-303-443-2209 FAX 1-303-443-3156 http://www.gustavson.com

Mr. Pierre Mulacek
November 18, 2014

The operator has indicated that they have no further plans for workovers or drilling apart from extension of the waterflood and deeper exploration; therefore, no Proved Developed Non-Producing or Proved Undeveloped reserves have been assigned. This Consultant’s estimates of net reserves and future net revenues for the total of the wells in which Provident Energy of Montana, LLC currently holds an interest described herein, as of September 30, 2014, are shown in Table 1 below. Reserve estimates and production rate projections were based on the extrapolation of established performance trends.

The lease operating cost used in this analysis was $1,200 per well per month based on the average cost reported by the client. Oil prices were based on the average price paid to the client from the first day of each month in the previous twelve months. This was found to be $77.69, which is $1.08 less than the price forecast utilized in the 2013 Reserve Report Update. Costs and prices were held flat.

Table 1 Reserves and Cash Flow Summary

Reserve Category	Estimated Net Reserves	Estimated Future Net Revenue*
	Oil (BBL)	Undiscounted ($)	Discounted at 10% ($)
Proved Developed Producing	33,090	1,133,078	896,252

                                                         *Before deduction of Federal Income Tax

Estimated future net revenue reflects the deductions of severance and ad valorem taxes and operating costs. Since all 22 stripper wells were found to have a production rate of less than 10 barrels of oil per day, the severance tax rate of 5.5% was utilized (compared with 9.0% for wells with over 10 Bbl of daily oil production). Federal income taxes and other indirect costs have not been deducted. Field abandonment costs and environmental clean-up costs, net of salvage, were estimated at $200,000, gross. These costs were all charged against the Proved Developed Producing (PDP) reserves. A detailed assessment of potential environmental liabilities has not been performed; thus, these estimated costs could vary. It is our understanding that Provident Energy of Montana, LLC’s interest in the property is 55 % working interest and 44.55 % net revenue interest.

Both net reserves and discounted net present value were found to be approximately 85% of those reported in 2013. The primary reason for this is the production that has occurred since 10/1/2013. In fact, adding the net reserves in this report to the net production from 10/1/2013 through 09/30/2014 yields 42,858 bbl, more than the reserves reported last year.

The summary cash flow forecast is included as Table 2. Note that due to the economic parameters, 14 producing wells were found to be uneconomic under current conditions. Appendix A illustrates the decline curve forecasts and cash flows for the 22 economic PDP wells. The decline curves for the 14 uneconomic wells are shown in Appendix B.

Mr. Pierre Mulacek
November 18, 2014

Limiting Conditions and Disclaimers

Reserve estimates presented in this report were based on data and records obtained from Provident Energy of Montana, LLC, Big Bear, IHS Energy, and the Montana Oil and Gas Conservation Division.

The Client has informed us that a waterflood is planned on this lease next year; however, Gustavson has not yet studied this potential upside and it is not included in this Report.

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject properties, in Provident Energy of Montana, LLC, or in any other affiliated companies.

The accuracy of any reserve estimate is a function of available data and of geological and engineering interpretation and judgment. While the reserve estimate presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance, changes in pricing structure or market demand may justify its revision.

All data utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Provident Energy of Montana, LLC.

Very truly yours,

GUSTAVSON ASSOCIATES, LLC.

Mr. Pierre Mulacek
November 18, 2014

APPENDIX A

DECLINE CURVE FORECASTS &
WELL CASH FLOWS

APPENDIX B

DECLINE CURVE FORECASTS
OF UNECONOMIC PROPERTIES